22003519

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FEB 28 2022

Washington, DC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-34706

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TEXAKOMA FINANCIAL, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5601 GRANITE PARKWAY, STE. 800, GRANITE PARK 3
(No. and Street)

PLANO	TEXAS	75024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

WILLIAM STAPLETON	972-701-9106	wds@texakoma.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DANCE, BIGELOW & CO, PC
(Name – if individual, state last, first, and middle name)

3492 LONG PRAIRIE RD., STE 100	FLOWER MOUND	TEXAS	75022
(Address)	(City)	(State)	(Zip Code)

March 24, 2009	3418
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, WILLIAM STAPLETON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TEXAKOMA FINANCIAL, INC., as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HAGEN E. VASEK
My Notary ID # 128712295
Expires August 17, 2023

Signature: [signature]

Title: PRESIDENT

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TEXAKOMA FINANCIAL, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
AS OF DECEMBER 31, 2021 AND 2020

DANCE, BIGELOW & CO, PC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Texakoma Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Texakoma Financial, Inc. as of December 31, 2021 and 2020, the related statements of income, changes in shareholder equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Texakoma Financial, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Texakoma Financial, Inc.'s management. Our responsibility is to express an opinion on Texakoma Financial, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Texakoma Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Texakoma Financial, Inc.'s financial statements. The supplemental information is the responsibility of Texakoma Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dance, Bigelow & Co., P.C.

We have served as Texakoma Financial, Inc.'s auditor since 2000.

Flower Mound, TX
February 23, 2022

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

3492 Long Prairie Road, Suite 100
Flower Mound, TX 75022
Phone (972) 317-9575 Fax (972) 966-0142

TEXAKOMA FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021 AND 2020

ASSETS

	2021	2020
ASSETS:		
Cash	$ 724,495	$ 725,045
Accounts receivable-affiliate	221,470	81,089
Accounts receivable-other	14,687	7,361
Prepaid expense	14,845	15,520
Total current assets	975,497	829,015
Deferred tax asset	12,048	11,897
TOTAL ASSETS	$ 987,545	$ 840,912

LIABILITIES AND STOCKHOLDER'S EQUITY

	2021	2020
LIABILITIES:		
Accounts payable-trade	$ 371	$ -
Accrued commissions	140,724	29,288
Accrued expenses and other	94,959	59,567
Total liabilities	236,054	88,855
STOCKHOLDER'S EQUITY :		
Common stock, $1 par value, 10,000 shares authorized, 6,000 shares issued and outstanding	6,000	6,000
Additional paid-in capital	720,807	720,807
Retained earnings	24,684	25,250
Total stockholder's equity	751,491	752,057
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 987,545	$ 840,912

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
REVENUE		
Commission revenue	$ 2,868,364	$ 2,183,573
Training salaries	114,280	178,245
Additional compensation	209,468	240,208
Total revenue	3,192,112	2,602,026
EXPENSES:		
Commissions	1,832,288	1,448,202
Salaries and wages	1,722,069	1,460,408
Payroll and general taxes	219,707	198,641
401(k) contributions	35,373	31,691
Registration	13,148	13,852
Professional fees	43,550	35,500
Administration	137,260	85,216
Compliance expense	278,838	232,857
Leads	65,825	32,693
Rent	291,446	297,215
Communications	18,007	18,063
Postage and delivery	36,294	40,273
Other operating expenses	164,804	143,363
Reimbursed expenses	(1,665,780)	(1,433,110)
Total expenses	3,192,829	2,604,864
LOSS BEFORE INCOME TAXES	(717)	(2,838)
PROVISION FOR INCOME TAXES		
Deferred tax benefit	151	596
NET LOSS	$ (566)	$ (2,242)

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2021 AND 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 2019	$ 6,000	$ 720,807	$ 27,492	$ 754,299
Net loss			(2,242)	(2,242)
BALANCE, DECEMBER 31, 2020	6,000	720,807	25,250	752,057
Net loss			(566)	(566)
BALANCE, DECEMBER 31, 2021	$ 6,000	$ 720,807	$ 24,684	$ 751,491

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash flows from operating activities -		
Net loss	$ (566)	$ (2,242)
Adjustments to reconcile net earnings to net cash used by operating activities -		
Net Change:		
Accounts receivable	(147,707)	76,966
Prepaid expenses	675	2,877
Deferred tax asset	(151)	(595)
Accounts payable-trade	371	-
Accrued commissions	111,436	(53,052)
Accrued expenses and other	35,392	(30,454)
Net cash used by operating activities	(550)	(6,500)
Cash at the beginning of the year	725,045	731,545
Cash at end of year	$ 724,495	$ 725,045

Supplemental Disclosures of Cash Flow Information:

	2021	2020
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization -

Texakoma Financial, Inc. ("the Company"), a Texas Corporation, was incorporated in March 1985. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in several different states. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

Method of accounting -

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents -

The Company considers financial instruments with original maturities of three months or less to be cash equivalents.

Basis of presentation -

Certain financial statement items in prior years have been reclassified to conform to the current year's format.

Accounting estimates -

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $488,441, which was $472,704 in excess of its required net capital of $15,737. At December 31, 2020, the Company had net capital of $636,190, which was $630,266 in excess of its required net capital of $5,924.

3. ECONOMIC DEPENDENCY

All of the Company's business is dependent upon Texakoma Exploration & Production, LLC ("TEP"), an affiliated company that originates all of the oil and gas investment ventures marketed by the Company. The loss of these ventures could have a material adverse effect on the Company.

4. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2018.

The Company's deferred tax assets of $12,048 at December 31, 2021 and $11,897 at December 31, 2020 consist of the tax benefits of net operating loss ("NOL") carry forwards from prior years. The Company believes that the $57,627 of NOL carry forwards will be utilized prior to expiration through future taxable earnings. The remaining NOL at December 31, 2021, along with the expiration dates, are listed below.

Year Generated	NOL Remaining	Year of Expiration
2005	$ 10,165	2025
2007	1,792	2027
2009	6,718	2029
2011	9,971	2031
2013	20,900	2033
2015	3,314	2035
2016	646	2036
2019	566	No expiration
2020	2,838	No expiration
2021	717	No expiration
	$ 57,627	

5. RELATED PARTY TRANSACTIONS

The Company is under common and affiliated ownership and business management with TEP and Texakoma Operating, L.P. ("TOLP"). TOLP allocates to the Company a portion of the salaries of its employees based on the estimated time spent by each employee on the Company's business. TOLP also allocates to the Company various categories of overhead expense, including office rent, based on estimated usage. These allocated salaries and expenses were $1,333,034 in 2021 and $1,168,168 in 2020.

All of the Company's revenues were generated by services to TEP (see note 3) pursuant to a Facilities and Services Agreement ("Agreement"). This Agreement, renewed and amended as of November 1, 2019, has an initial term of five years unless earlier terminated as provided in the Agreement. Accounts receivable due from TEP as of December 31, 2021 and December 31, 2020 were $221,470 and $81,089, respectively.

TEP reimbursed the Company $1,665,780 in 2021 and $1,433,110 in 2020 for operating costs, including the salaries and overhead expense allocated to the Company by TOLP.

6. REVENUE RECOGNITION

As previously mentioned in Note 5, all of the Company's revenues were generated by services to TEP pursuant to the Agreement. These revenues resulted from, and are a product of, the reimbursement by TEP to the Company of all the Company's commission and compensation expenses incurred pursuant to the Company's obligations under the Agreement.

Revenue is recognized when the Company incurs reimbursable commission and compensation expenses pursuant to the Agreement. The exception to the aforementioned method occurs when a commission obligation is recorded as an advance to the respective broker prior to an oil and gas investment venture's minimum number of units being reached. Once the minimum number of units have been reached, commission expense, along with commission revenue, are recognized.

7. TEXAKOMA FINANCIAL, INC. 401(k) PLAN

The Company established a 401(k) Plan for its employees on June 16, 1998. Under the Plan, employees may contribute up to the maximum amount allowed by the IRS, including catch-up contributions. The Company matched 25% of the employees' contributions up to a maximum of 6% of compensation in 2021 and 2020. The Company's contributions for the years ended December 31, 2021 and 2020 were $35,373 and $31,691, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants have the right to direct how their accounts are invested within several investment options offered by the Plan.

8. SIGNIFICANT CONCENTRATIONS OF CASH

All of the Company's cash (as reflected in the accompanying Statement of Financial Condition) is deposited with a single financial institution. As of December 31, 2021, such deposits are only insured up to $250,000.

9. COMMITMENTS AND CONTINGENCIES

Management is not aware of any material commitments or contingencies that have not been otherwise disclosed in these financial statements.

10. SUBSEQUENT EVENTS

Management is not aware of any material subsequent events through February 23, 2022, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

TEXAKOMA FINANCIAL, INC.
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2021

Schedule I, Computation of Net Capital Under Rule 15c3-1

Excess net capital:		
Total stockholder equity	$	751,491
Less non-allowable assets:		
Accounts receivable - affiliate		221,470
Accounts receivable - other		14,687
Prepaid expenses		14,845
Deferred tax asset		12,048
Net capital		488,441
Minimum net capital required		15,737
Excess net capital	$	472,704
Aggregate indebtedness to net capital:		
Accounts payable and accrued expenses	$	236,054
Aggregate indebtedness	$	236,054
Ratio: aggregate indebtedness to net capital:		48.33%

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2021 FOCUS report is as follows: None

FOCUS Report:	$	488,441
Net Capital per audit report	$	488,441

Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption)

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 as a Non-Covered Firm for a broker-dealer selling oil and gas interests.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 as a Non-Covered Firm for a broker-dealer selling oil and gas interests.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

TEXAKOMA FINANCIAL, INC.
EXEMPTION REPORT
REQUIRED BY RULE 15c3-3(k)
DECEMBER 31, 2021

DANCE, BIGELOW & CO, PC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of
Texakoma Financial, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Texakoma Financial, Inc., in which (1) Texakoma Financial, Inc., identified the following provisions of 17 C.F.R. § 15c3- 3(k) under which Texakoma Financial, Inc. claimed an exemption from 17 C.F.R. Section 240.17a-5(d)(1) and (4), and (2) Texakoma Financial, Inc. stated that Texakoma Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2021, without exception. Texakoma Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Texakoma Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and 17 C.F.R. Section 240.17a-5(d)(1) and (4).

Dance, Bigelow & Co., P.C.

Flower Mound, TX
February 23, 2022

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

3492 Long Prairie Road, Suite 100
Flower Mound, TX 75022
Phone (972) 317-9575 Fax (972) 966-0142

Texakoma Financial Inc.

P: 972-701-9106
Granite Park Three
5601 Granite Parkway, Suite 800
Plano, TX 75024

December 31, 2021

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Texakoma Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption as a Non-Covered Firm for a broker-dealer selling oil and gas interests.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company met the identified provision throughout the most recent fiscal year without exception.

By: Bill Stapleton
Title: President